December 29, 2009

VIA EDGAR

Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arlington Asset Investment Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 16, 2009

File No. 1-34374

Dear Mr. Woody:

Reference is made to the letter, dated December 14, 2009 (the “Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Arlington Asset Investment Corp. (the “Company”). The Company hereby advises the Staff that the Company intends to submit its response to the Letter on or about January 15, 2010.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (703) 373-0386 or Ronald J. Lieberman of Hunton & Williams LLP at (404) 888-4139.

Sincerely,

ARLINGTON ASSET INVESTMENT CORP.

By:	/s/ Kurt R. Harrington
Name:	Kurt R. Harrington
Title:	Chief Financial Officer

cc:	Mr. Ronald J. Lieberman, Esq.